Phoenix Environmental Group, Inc.
                       "The Environmental Solution People"
                                Tel: 916.983.3248

22 October, 1997

Mr. Keith J. Fryer
Executive Vice President
Eurectec, Inc.

Dear Keith:

I understand that you will be traveling to Europe over the next nine days and wanted to bring you up to date on our project. I also wish to convey to you our complete satisfaction with the Eurectec process and the very professional informational packages provided to us as well as your individual assistance whenever we have called your offices. Let me affirm our total commitment to installing a minimum of three Eurectec lines and that your tire recycling system will be the anchor as well as one of the showcases of our environmental technology parks. Presently we are moving ahead with the technologies and plans as stated below.

- Primary focus is on our 54 acre Detroit, Michigan property which is zoned prime industrial, is ten minutes from the international airport as well as having rail and interstate access. The Eurectec line will be the anchor technology in this facility.

- The PCB processing technology is now owned by Phoenix and we have obtained the complete EPA license for operating this technology anywhere within the United States. This technology will recover PCB's from ballast transformers (fluorescent lights), lamps (mercury vapor & halogen) as well as recovering mercury.

- Plasma-Arc technology which will handle bio-medical waste, special wastes, and eventually hazardous waste disposal. This is cutting edge and we have developed it for mobile platforms which eliminates costly and dangerous hauling of the waste to a stationary disposal facility (although we will install some stationary units in our parks).

- Medical-Detect Systems: We have acquired the US and international rights to manufacture and market a new technology which will be able to be applied to a number of applications in the health field, particularly hospitals and clinics. This technology eliminates costly loss of medical tools, equipment, surgical instruments, etc. through the normal hospital waste stream.

Our plan in the design (and welcoming your input also) is to develop one of the first environmental technology industrial parks meeting or exceeding the ISO 9000 and 14,000 standards. Our intent is to make this a showplace for international visitors and potential clients. This same design will be implemented in at least two other locations of which we are currently negotiating, to be located in Montana and Texas.

They would basically be mirror images of the Detroit property; with future plans for taking the technologies and concept internationally. We would of course welcome any input from you or your associates and are open to joint venture or strategic alliances.

In closing I would like to reiterate our commitment to develop a strategic business alliance with you and your associates for a long term relationship in the marketing and management arenas.

Best personal regards,
/s/: Jim Skaff
Jim Skaff
President, Phoenix Environmental Group, Inc.